7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

September 14, 2011

VIA EDGAR

Mr. Mark A. Cowan, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               Request for Acceleration of the Effective Date of Registration Statement of ING Variable Funds (File No. 333-176321)

Dear Mr. Cowan:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ING Variable Funds (the “Registrant”) hereby respectfully requests that the effective date of the Registrant’s above referenced registration statement that was filed on Form N-14 with the Securities and Exchange Commission on or about September 14, 2011, be accelerated so that it will become effective on September 15, 2011 or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.

Regards,

/s/Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds